DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020-1104 www.dlapiper.com

May 9, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Shane Callaghan Christina Chalk

Re:	Whole Earth Brands, Inc. Schedule 13E-3/A Filed April 8, 2024 File No. 005-90989

Ladies and Gentlemen:
On behalf of our client, Whole Earth Brands, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by your letter dated April 18, 2024 (the “Comment Letter”), regarding the above-referenced filing (as amended on April 8, 2024, the “Transaction Statement”) and the Preliminary Proxy Statement on Schedule 14A, filed with the Commission on March 29, 2024 (as amended on April 8, 2024, the “Preliminary Proxy Statement”). Concurrently with the filing of this letter, Amendment No. 2 to the Preliminary Proxy Statement (the “Amended Proxy Statement”) and Amendment No. 2 to the Transaction Statement (the “Amended Transaction Statement”), which include changes to reflect responses to the Staff’s comments and other updates, are being filed with the Commission.

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of each comment of the Staff in the Comment Letter is included in italics below and the Company’s responses appear below each comment. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Schedule 13E-3/A Filed April 8, 2024
General
1.	Please consider including page or section references in your next response letter to enable us to more easily locate changes in the Transaction Statement or Proxy Statement responsive to each comment.
Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has included such references herein.

2.	Please mark the Proxy Statement and proxy card as preliminary copies. See Rule 14a6(e)(1).

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the cover pages of the Amended Proxy Statement and the accompanying proxy card have been updated accordingly.

3.
We reissue prior comment 1 in our letter dated March 29, 2024. While you have revised the cover page of the Transaction Statement to authorize Mariposa to receive communications on behalf of the filing persons and you have included Mariposa as a signatory on the Transaction Statement, they are not listed as a filing person on the cover page. In addition, we continue to believe that Mr. Michael Franklin is engaged in the going private transaction, due to his affiliation with filing persons Sababa and Mariposa, as well as his position as a director of the Company who may have a senior management position with the Surviving Corporation after the Merger. Please revise the Transaction Statement to include both Mariposa and Mr. Michael Franklin as filing persons. Please also revise the Proxy Statement to ensure that all of the disclosure required by Schedule 13E-3 as to each of these individual filers is included.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the cover page of the Amended Transaction Statement and page 116 of the Amended Proxy Statement have been revised accordingly. The Company respectfully advises the Staff that the Company has been advised by Mr. Michael Franklin that while he disagrees with the Staff’s position, he has been added as a filing person based on his position as a director of the Company who is expected to be appointed as the Chief Executive Officer of Parent.

Preliminary Proxy Statement on Schedule 14A Filed April 8, 2024
Background of the Merger, page 24
4.
We reissue in part prior comment 5 in our letter dated March 29, 2024. Please revise to describe what Mr. Simon knew about Mr. Michael Franklin’s “education, experience and qualifications” that caused him to recommend to the Whole Earth Board that Mr. Franklin should be appointed as a director of the Company. In addition, after such recommendation by Mr. Simon, describe how the rest of the members of the Whole Earth Board determined to appoint Mr. Franklin. Please further revise to describe any specific discussions or contacts regarding appointing Mr. Franklin to serve as a director of the Company between any of the parties to this transaction or their affiliates, including any discussions with Mr. Simon leading up to his recommendation to the Whole Earth Board, and any discussions after such recommendation was made. Your expanded disclosure should fully describe the contacts leading up to this appointment and any related negotiations or agreements.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure in the Amendment Proxy Statement has been revised on page 25 accordingly.

5.
We note your response to prior comment 6 in our letter dated March 29, 2024. While we will not comment further at this time, after considering your response, we continue to have concerns about the timing of the Franklin Parties’ transition from Schedule 13G to Schedule 13D and do not necessarily agree with the analysis that you provided.

Company Response: The Company respectfully acknowledges the Staff’s comment.

6.
We note your response to prior comment 7 in our letter dated March 29, 2024. On page 25 of the Proxy Statement you describe the Undertaking that Mr. Franklin failed to execute, which led to his paid leave of absence from his role as Chief Executive Officer of the Company, and ultimately Mr. Franklin’s resignation from that position. We further note that the described Undertaking sought to prohibit him from accessing or using confidential information related to the Process or sharing any confidential information about the Company with any of the Sababa Holders. Given that Mr. Franklin refused to sign the Undertaking but was not placed on leave from his role as Chief Executive Officer until July 16, 2023, when the Process had been underway for some time, please indicate whether Mr. Franklin shared the information contemplated by the Undertaking with the Sababa Holders. In addition, discuss the Disinterested Directors’ determination to place Mr. Franklin on paid leave at this time, and clarify whether throughout this period, he remained a director of the Company.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as disclosed on page 25 of the Proxy Statement, Mr. Simon shared the Initial Proposal with the Whole Earth Board on June 26, 2023, and a meeting of the Whole Earth Board was held later that day at the start of which Mr. Franklin was recused from any and all future discussions and deliberations of the Whole Earth Board relating to a potential transaction between Sababa or any of its affiliates and the Company. As further disclosed on page 25 of the Proxy Statement, DLA sent a draft Undertaking to Mr. Franklin the next day, June 27, 2023.
The Staff notes that Mr. Franklin was not placed on leave from his role as Chief Executive Officer until July 16, 2023, “when the Process had been underway for some time”.  The Company respectfully advises the Staff that during the period between June 26, 2023 and July 16, 2023, the activities of the Company, the Special Committee and the Disinterested Directors consisted of organizational matters such as evaluating and selecting a financial advisor, preliminary due diligence and data room matters, attempts to obtain the signed Undertaking, and customary communication by Jefferies to Sir Martin, on behalf of the Special Committee, advising him of Jefferies’ role and the Process going forward, as disclosed on pages 25-26 of the Proxy Statement.  As disclosed on page 29 of the Amended Proxy Statement, following his recusal from the Whole Earth Board discussions on June 26, 2023, Mr. Franklin did not participate in any activities, meetings or communications with respect to the Process on behalf of, or as a representative of, the Company at any time during this period. As a result, Mr. Franklin did not receive any information from the Company regarding a potential transaction between Sababa or any of its affiliates and the Company.  The Company respectfully advises the Staff that, as disclosed on page 28 of the Amended Proxy Statement, the Disinterested Directors determined to place Mr. Franklin on paid leave so that the Company could conduct a disinterested evaluation of the Sababa proposal after the Disinterested Directors and Mr. Franklin were unable to agree on the terms and provisions of the Undertaking. As previously disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, and further discussed below, while an internal investigation conducted under the supervision of the Audit Committee of the Whole Earth Board (the “Audit Committee”) determined that Mr. Franklin and the Company’s former Chief Financial Officer disclosed to representatives of Sababa certain material non-public information related to the Company (the “Disclosed Information”) prior to the receipt by the Company of Sababa’s proposal on June 26, 2023, the Disclosed Information did not relate to the Process. In contrast to the view of the Company, Mr. Franklin has stated that he believes the disclosure of such information was authorized by the Company. The Company has no knowledge that Mr. Franklin shared any information contemplated by the Undertaking and relating to the Process with the Sababa Holders.
The Company has received a written affidavit certification from Sababa and certain affiliated entities that they and their affiliates did not trade in any of the Company’s securities, did not direct any other party to trade in any of the Company’s securities and did not disclose any information that they or their affiliates received from the Company to any third party prior to the public disclosure of such information by the Company.  The internal investigation concluded prior to the date of this response.

 The Sababa Holders have advised the Company that Mr. Franklin did not participate in any activities, meetings or communications with respect to Sababa’s non-binding proposal on behalf of, or as a representative of, the Sababa Holders and that the Sababa Holders have not received from Mr. Franklin any information related to Sababa’s non-binding proposal or the Process.
The Company respectfully advises the Staff that Mr. Franklin has remained a director of the Company at all times.
In response to the Staff’s comment, the Company has updated the disclosure on pages 29, 30, and 31 of the Amended Proxy Statement.
7.
We note the disclosure on page 30 of the Proxy Statement that Parent engaged Citi to serve as “lead M&A financial advisor” in connection with this transaction. Please provide the disclosure required by Item 9 of Schedule 13E-3 and Item 1015(a) and (b) of Regulation M-A with respect to Citi. Any reports by Citi to any filing person, either oral or written, that are materially related to this transaction must be summarized in detail in the Proxy Statement. See Item 1015(b)(6) of Regulation M-A. Written materials should be filed as exhibits to the Transaction Statement. See Item 16 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has been provided the following explanation by the Purchaser Filing Parties:

“Parent does not believe the materials prepared by or with the assistance of Citi constitute a “report, opinion or appraisal materially relating to the transaction” requiring disclosure of the information specified in Item 9 of Schedule 13E-3 or Item 1015(b) of Regulation M-A. Citi was not engaged to provide any report, opinion or appraisal, and did not deliver a report, opinion or appraisal as specified in Item 9 of Schedule 13E-3 or Item 1015(b) of Regulation M-A in connection with Parent’s consideration of the Merger. Rather, the scope of the agreed-upon services to be provided by Citi was limited and, as understood by Parent, Citi had not undertaken any internal procedures that would have been necessary for it to deliver a report, opinion or appraisal.  The materials prepared by Citi were illustrative only, and were provided to facilitate discussions between the parties. Further, such materials were preliminary in nature and were provided in June 2023 and October 2023 (the “Citi Materials”), which was prior to the date Citi was engaged as Parent’s financial advisor on January 10, 2024.  As a result, the Purchaser Filing Parties believed them to be preliminary discussion materials and did not deem them to be a material factor in their decision to pursue the transaction. As such, the Citi Materials did not constitute a report, opinion or appraisal materially related to the transaction.

Notwithstanding the foregoing, while the Purchaser Filing Parties respectfully submit that no disclosure is required by Item 9 of Schedule 13E-3 or Item 1015(b) of Regulation M-A with respect to the Citi Materials, the disclosures on pages 57 – 61 of the Amended Proxy Statement have been revised to provide information required by Item 9 of Schedule 13E-3 and Item 1015(b) of Regulation M-A regarding the Citi Materials, which have also been filed as exhibits to the Amended Transaction Statement.”

8.	See our last comment above. Expand this section to provide more details about the oral reports on the Process provided by Jefferies. See Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure in the Amended Proxy Statement has been revised on pages 26, 27, 28, 30, 32, and 33 to include additional details on the oral reports on the Process provided by Jefferies.

Interests of Whole Earth’s Directors and Executive Officers in the Merger, page 62

9.	We reissue in part prior comment 14 in our letter dated March 29, 2024. Please further revise to describe and quantify Mr. Franklin’s profits interest in Sababa.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 10, 11, and 70 of the Amended Proxy Statement accordingly.

10.
See comment 6 above. Your revised disclosure on page 28 of the Proxy Statement indicates that there remains a dispute between the Company and Mr. Michael Franklin about the nature of his resignation as Chief Executive Officer, which is related to his refusal to sign the Undertaking. In each place in the Proxy Statement where you discuss the interests of officers and directors which differ from those of unaffiliated shareholders, such as here and in the Summary Term Sheet, please describe the background of this dispute as well as Mr. Franklin’s resulting paid leave of absence and resignation, which he alleges (but the Company disputes) is for good cause under his offer letter. Clarify whether Mr. Franklin continued or continues to have access to information as a director of the Company, and whether he remains on paid leave currently.

Company Response: The Company respectfully acknowledges the Staff’s comment.  As noted in the Proxy Statement, on June 26, 2023, the Disinterested Directors determined to request that Mr. Franklin execute the Undertaking.  On July 16, 2023, the Disinterested Directors unanimously resolved to place Mr. Franklin on a paid leave of absence from his role as Chief Executive Officer of the Company, effective immediately, so that the Company could conduct a disinterested evaluation of the Sababa proposal after the Disinterested Directors and Mr. Franklin were unable to agree on the terms and provisions of the Undertaking.  While in his role as Chief Executive Officer of the Company, Mr. Franklin did not participate in any activities, meetings or communications with respect to the Process on behalf of, or as a representative of, the Company, and did not receive any information from the Company with respect thereto.
On October 6, 2023, Mr. Franklin sent a letter to Mr. Simon whereby he resigned as Chief Executive Officer of the Company alleging a material diminution of his duties and authority as a result of the Whole Earth Board placing him on a paid leave of absence from his role as Chief Executive Officer of the Company on July 16, 2023, which provided a basis for resignation for Good Reason (as defined in his offer letter dated April 3, 2023).
As noted in the Company’s response to the Staff’s sixth comment above, the Disinterested Directors continue to disagree with this categorization. More specifically, the Disinterested Directors determined to place Mr. Franklin on a paid leave of absence so that the Company could conduct a disinterested evaluation of the Sababa proposal after the Disinterested Directors and Mr. Franklin were unable to agree on the terms and provisions of the Undertaking.
As of the date of this filing, the disagreement regarding the nature of Mr. Franklin’s resignation as Chief Executive Officer of the Company remains unresolved.

Following his resignation as Chief Executive Officer of the Company, Mr. Franklin ceased to remain on paid leave.
As noted above in response to the Staff’s sixth comment, Mr. Franklin has remained a director of the Company at all times since his appointment to the Whole Earth Board and his subsequent re-election by the Company’s stockholders at its Annual Stockholders Meeting on June 8, 2023. While, in his role as a director, Mr. Franklin has continued to have access to information with respect to the business and operations of the Company, Mr. Franklin has not participated in any activities, meetings or communications with respect to the Process on behalf of, or as a representative of, the Company, and has not received any information from the Company with respect thereto. In addition, the Sababa Holders have advised the Company that Mr. Franklin did not participate in any activities, meetings or communications with respect to Sababa’s non-binding proposal on behalf of, or as a representative of, the Sababa Holders and that the Sababa Holders have not received from Mr. Franklin any information related to Sababa’s non-binding proposal or the Process.
In response to the Staff’s comment, the Company has updated the disclosure on pages 10, 11, 29, 30, and 70 of the Amended Proxy Statement.
Important Information Regarding the Purchaser Filing Parties, page 109
11.
We reissue in part prior comment 18 in our letter dated March 29, 2024. While you have revised this section to include Sir Martin E. Franklin and Mariposa, it appears that you have not listed any of the additional natural persons specified in General Instruction C to Schedule 13E-3. For example, please revise to include the information required by Item 3 of Schedule 13E-3 and Item 1003(c) of Regulation M-A for Desiree DeStefano, as the Chief Financial Officer of Mariposa, and the directors of Merger Sub, or advise.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure on page 116 of the Amended Proxy Statement has been revised accordingly. The Company further advises the Staff that Merger Sub does not have any directors as it is a limited liability company.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please contact me at (212) 335-4522 or via email at Christopher.Giordano@us.dlapiper.com.

Very truly yours,

/s/ Christopher P. Giordano
Christopher P. Giordano

cc:	Rajnish Ohri, Co-Chief Executive Officer of the Company Jeffrey Robinson, Co-Chief Executive Officer of the Company